Placer Del Mar, Ltd.
                           302 Washington Street #351
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                                    June 4, 2007

Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-127736
    Amendment Filed: April 10, 2007

Dear Ms. Howell,

Per your comment letter dated April 25, 2007, we submit the following as a part of the tenth amendment to our registration statement on Form SB-2.

GENERAL

1. We have provided currently dated consents for all audits and the latest review. We have updated the financial statements though the most recent quarter ended March 31, 2007.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-12

2.   Our independent auditor has corrected the opinion letter as requested.

3.   The auditor has removed the "revised" indication from the audit report.

Sincerely,


/s/ Humberto Bravo
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Humberto Bravo
President & Director